Mail Stop 4561

August 5, 2009

We Tak Pang
Chief Executive Officer
Hotgate Technology, Inc.
Aitken Vanson Centre, Room 1602
61 Hoi Yuen Rd.
Kwun Tong, Hong Kong

   Re: **Hotgate Technology, Inc.**
      Form 8-K/A
      Filed on January 16, 2009
      File No. 333-129388

Dear Mr. Pang:

  We have completed our review of your Form 8-K/A and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Stephen Krikorian
        Accounting Branch Chief